November 19, 2013

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Via EDGAR

Re:	Dynatronics Corporation Form 10-K for the Fiscal Year Ended June 30, 2013 Filed September 30, 2013 File No. 000-12697

Dear Mr. James:

This letter responds to the letter of the staff of the Commission (the “Staff”) dated November 5, 2013 (the “Comment Letter”), addressed to Terry M. Atkinson with regard to the above-referenced periodic report filed by Dynatronics Corporation (the “Company” or “Dynatronics”), SEC File No. 000-12697  . For your convenience, the comments of the Staff from the Comment Letter have been restated and are followed by our responses.  This letter is filed by EDGAR.

Form 10-K for the Fiscal Year Ended June 30, 2013

Management’s Annual Report on Internal Control Over Financial Reporting, page 19

1.
We note management’s conclusion that your controls over financial reporting as of June 30, 2013 were not operating effectively. Please note that under Item 308(a)(3) of Regulation S-K, you should disclose a statement, based on management's assessment of the effectiveness of the company’s internal control over financial reporting as of the end of your most recent fiscal year, as to whether internal control over financial reporting is effective or is not effective. In future filings, please revise your disclosure to comply.

We will revise disclosure in future filings to comply with Item 308(a)(3) as to whether internal control over financial reporting is effective or is not effective.

2.
You disclose that management’s conclusion is due to a lack of documentation regarding information system controls. Please tell us in more detail about the nature of your observations and the nature of the information systems impacted, as well as the type of documents that are lacking and why.

The specific deficiencies were related to the Company’s deficiency in documenting access to its computer server room, the timeliness of performing security software updates, the need to secure access to the server room when the information systems manager is not in the room, implementing a procedure of periodic testing of system backups of the Company’s information system, and reviewing the SAS 70 report provided by our payroll processor and ensuring that controls are properly implemented.

We have developed new procedures and proper documentation of our information system controls and have established necessary controls to remediate the deficiencies described above.

3.
You also state that management is taking steps to provide appropriate documentation to cure the deficiency. We note that you have provided similar disclosure in your fiscal 2010, 2011 and 2012 Forms 10-K. Please tell us what steps management is taking to provide adequate documentation and revise your disclosure in future filings to clarify. Also refer to Item 308(c) of Regulation S-K.

The documentation has now been provided and new procedures and controls are in place.  The deficiencies have been cured and management has determined that our controls are now effective.  See response to question 2 above.

We hereby acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned or Mr. Terry Atkinson if you have any further comments or need additional clarification of the responses above.

Sincerely,

/s/ Bob Cardon
Bob Cardon
Vice President of Administration
Dynatronics Corp.